Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

CCBC’s ratio of earnings to fixed charges for each of the periods indicated is set forth below. We have derived the ratios of earnings to fixed charges from our historical consolidated financial statements. The ratios should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information included or incorporated by reference herein.

	Year Ended March 31,
	2016	2015	2014	2013	2012
Ratio of earnings to fixed charges	2.3	2.5	2.7	3.2	27.6

We have computed the ratios of earnings to fixed charges set forth above by dividing earnings by fixed charges. For the purpose of determining the ratio of earnings to fixed charges, earnings include income before income tax from continuing operations plus fixed charges and subtract interest cost capitalized. Fixed charges consist of interest on the short term loan, convertible notes and amortization of debt issuance costs, interest cost capitalized and the estimated interest component of operating lease expense. As of the date of this prospectus, we have no preferred shares outstanding and have not declared or paid any dividends on preferred shares for the periods set forth above.

Earnings:

	Year Ended March 31,
RMB’000	2016	2015	2014	2013	2012
Income before income tax	141,333	155,120	190,924	158,185	151,599
Add: Fixed charges
Interest expense	107,967	101,102	70,075	70,097	3,287
Interest component of operating lease expense (1)	1,633	1,512	1,245	1,555	2,402
Interest cost capitalized	—	—	25,912	1,274	—
Total fixed charges	109,600	102,614	97,232	72,926	5,689
Less: Interest cost capitalized	—	—	(25,912)	(1,274)	—
Earnings	250,933	257,734	262,244	229,837	157,288

(1)    The interest component of operating lease expense represents one-third of rents, which is deemed representative of the interest component of operating lease expense.